

Mail Stop 3233

October 16, 2018

Via Email
Mr. Mi Yong Jun
Chief Financial Officer
Sunrise Real Estate Group, Inc.
No. 638, Hengfeng Road
5A11 Floor, Building A
Shanghai, PRC 200070

  Re: **Sunrise Real Estate Group, Inc.**
     Form 10-K
     Filed May 15, 2018
     Form 10-Q
     Filed August 14, 2018
     File No. 000-32585

Dear Mr. Mi:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Kevin Woody

       Kevin Woody
       Branch Chief
       Office of Real Estate and
       Commodities

  Cc: Bryan Lin (via email)
     Steven Schuster (via email)